SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82                    .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 31 December 2010.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 30, 2010, as amended on November 09, 2010. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja
	Name:	Sanjay Baweja
January 31, 2011	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/14368

31 January 2011

Sir,

Sub : Un-audited Financial Results for the period ended 31 December 2010.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 31 December 2010, which has been taken on record by the Board of Directors in their meeting, held on 31 January 2011.

Thanking you,

Yours faithfully,

For Tata Communications Limited

                         /s/ Rishabh Aditya

Rishabh Aditya

Dy. Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE

MONTHS ENDED DECEMBER 31, 2010

(Rs. in Lakhs)
	Particulars	Stand alone
		For the quarter ended December 31,		For the nine months ended December 31,		For the year ended March 31,
		2010	2009	2010	2009	2010
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication and other Services	87,760	76,975	254,540	237,187	321,804

2	Expenditure

	a. Network Costs	40,356	32,982	114,377	106,135	141,504
	b. Operating and Other Expenses	15,988	17,585	42,640	46,288	63,812
	c. Salaries and Related Costs	11,630	10,846	34,615	29,848	41,844
	d. Depreciation and Amortisation	15,079	15,156	44,181	40,526	57,473

	e. Total Expenditure (2a to 2d)	83,053	76,569	235,813	222,797	304,633

3	Profit / (Loss) from Operations before Other Income, Interest and Exceptional Items (1 - 2)	4,707	406	18,727	14,390	17,171

4	Other Income (net)	6,544	5,374	10,657	9,485	12,575

5	Profit / (Loss) before Interest and Exceptional Items (3 + 4)	11,251	5,780	29,384	23,875	29,746

6	Interest Cost (net)	4,692	5,675	13,694	17,284	20,641

7	Profit / (Loss) after Interest but before Exceptional Items (5 - 6)	6,559	105	15,690	6,591	9,105

8	Exceptional Items: Expense / (Income)
	a. Interest on Income Tax Refund	—	—	—	—	(21,828)

9	Profit / (Loss) from Ordinary Activities before Tax (7-8) (Refer note 3)	6,559	105	15,690	6,591	30,933

10	Tax Expense	1,985	(28,075)	4,729	(25,828)	(17,385)

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 – 10)	4,574	28,180	10,961	32,419	48,318

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—

13	Net Profit / (Loss) from Ordinary Activities after Tax and Extraordinary Items (11 - 12)	4,574	28,180	10,961	32,419	48,318

(Rs. in Lakhs)
	Particulars	Stand alone
		For the quarter ended December 31,		For the nine months ended December 31,		For the year ended March 31,
		2010	2009	2010	2009	2010
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
14	Paid up Equity Share Capital (Face value of Rs.10 per share)	28,500	28,500	28,500	28,500	28,500

15	Reserves excluding Revaluation Reserve	—	—	—	—	678,854

16	Earnings Per Share (EPS)	1.60	9.89	3.85	11.38	16.95
	Basic and diluted earnings per share before and after Extraordinary Items (Rs.)

17	Aggregate of public shareholding
	a. Number of shares	47,759,745	46,435,411	47,759,745	46,435,411	46,653,301
	b. Percentage of shareholding	16.76	16.29	16.76	16.29	16.37
18	Promoters and Promoter Group Shareholding
	a. Pledged / Encumbered
	- Number of Shares	20,000,000	30,000,000	20,000,000	30,000,000	34,000,000
	- Percentage of Shares (as a % of the todtal shareholding of promoters and promoter group)	9.22	13.82	9.22	13.82	15.67
	- Percentage of Shares (as a % of the total share capital of the Company)	7.02	10.53	7.02	10.53	11.93
	b. Non-encumbered
	- Number of Shares	197,028,873	187,028,873	197,028,873	187,028,873	183,028,873
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	90.78	86.18	90.78	86.18	84.33
	- Percentage of Shares (as a % of the total share capital of the Company)	69.13	65.62	69.13	65.62	64.22
	c. Shares held by custodian and against which Depository Receipts have been issued-
	(I) Promoters and promoters group	—	—	—	—	—
	(II) Public	20,211,382	21,535,716	20,211,382	21,535,716	21,317,826

B. UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE

QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2010

(Rs. in Lakhs)
	Particulars	Consolidated
		For the quarter ended December 31,		For Nine months ended December 31,		For the year ended March 31,
		2010	2009	2010	2009	2010
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication and Other Services	301,800	277,091	886,316	805,306	1,102,556

2	Expenditure

	a. Network Costs	181,978	166,185	533,539	457,664	646,899
	b. Operating and Other Expenses	49,525	46,447	145,087	145,374	200,709
	c. Salaries and Related Costs	39,113	37,095	120,697	106,185	153,712
	d. Depreciation and Amortisation	38,650	38,016	115,697	105,332	151,080

	e. Total Expenditure (2a to 2d)	309,266	287,743	915,020	814,555	1,152,400

3	Profit / (Loss) from Operations before Other Income, Interest and Exceptional Items (1 - 2)	(7,466)	(10,652)	(28,704)	(9,249)	(49,844)

4	Other Income (net)	6,902	4,115	13,580	14,149	11,953

5	Profit / (Loss) before Interest and Exceptional Items (3 + 4)	(564)	(6,537)	(15,124)	4,900	(37,891)

6	Interest (net)	14,940	14,683	42,236	38,452	52,056

7	Profit / (Loss) after Interest but before Exceptional Items (5 - 6)	(15,504)	(21,220)	(57,360)	(33,552)	(89,947)

8	Exceptional Items: Expense / (Income)
	a. Interest on Income Tax Refund	—	—	—	—	(21,828)

9	Profit / (Loss) from Ordinary Activities before Tax (7-8)	(15,504)	(21,220)	(57,360)	(33,552)	(68,119)

10	Tax Expense	2,080	(26,141)	5,887	(20,102)	(14,239)

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 - 10)	(17,584)	4,921	(63,247)	(13,450)	(53,880)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—

13	Net Profit / (Loss) before Minority Interest and Associate Loss (11 - 12)	(17,584)	4,921	(63,247)	(13,450)	(53,880)

14	Minority Interest	2,873	2,978	8,104	7,224	8,860

15	Share in Loss of Associates	(5,030)	(4,881)	(14,087)	(11,823)	(14,754)

16	Net Profit / (Loss) (13+14+15)	(19,741)	3,018	(69,230)	(18,049)	(59,774)

(Rs. in Lakhs)

	Particulars	Consolidated
		For the quarter ended December 31,		For Nine months ended December 31,		For the year ended March 31,
		2010	2009	2010	2009	2010
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
17	Paid up Equity Share Capital (Face value of Rs.10 per share)	28,500	28,500	28,500	28,500	28,500
18	Reserves excluding Revaluation Reserve					404,266

19	Earnings Per Share (EPS) Basic and diluted earnings per share before and after Extraordinary Items (Rs.)	(6.93)	1.06	(24.29)	(6.33)	(20.97)

C. Standalone Segment Information:

(Rs. in Lakhs)

	Stand alone
	For the quarter ended December 31,		For the nine months ended December 31,		For the year ended March 31,
Particulars	2010	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication and Other Services
Global Voice Solutions	23,857	29,612	73,844	93,799	124,780
Global Data and Managed Services	63,903	47,363	180,696	143,388	197,024

Total	87,760	76,975	254,540	237,187	321,804

Segment result
Global Voice Solutions	(2,527)	8,051	(3,441)	18,618	25,465
Global Data and Managed Services	47,605	31,363	139,318	105,598	147,890

Total	45,078	39,414	135,877	124,216	173,355

Less :
(i) Interest Cost (net)	4,692	5,675	13,694	17,284	20,641
(ii) Other Unallocable Expenses (net)	33,827	33,634	106,493	100,341	143,609

Profit / (Loss) before Taxes and Exceptional Items	6,559	105	15,690	6,591	9,105

Exceptional Expenses / (Income) (net)	—	—	—	—	(21,828)

Profit / (Loss) before Taxes	6,559	105	15,690	6,591	30,933

Tax Expense	1,985	(28,075)	4,729	(25,828)	(17,385)

Net Profit / (Loss) for the period	4,574	28,180	10,961	32,419	48,318

D. Consolidated Business Segment Information:

(Rs. in Lakhs)

Particulars	Consolidated
	For the quarter ended December 31,		For Nine months ended December 31,		For the year ended March 31,
	2010	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication and Other Services
Global Voice Solutions	162,399	158,006	483,558	442,324	613,194
Global Data and Managed Services	118,771	102,951	343,813	313,747	420,541
Others	20,630	16,134	58,945	49,235	68,821

Total	301,800	277,091	886,316	805,306	1,102,556

Segment result
Global Voice Solutions	23,309	31,277	71,327	93,724	113,639
Global Data and Managed Services	86,596	70,743	250,947	224,386	300,543
Others	9,917	8,886	30,504	29,532	41,475

Total	119,822	110,906	352,778	347,642	455,657

Less :
(i) Interest Cost (net)	14,940	14,683	42,236	38,452	52,056
(ii) Other Unallocable Expenses (net)	120,386	117,443	367,902	342,742	493,548

Profit / (Loss) before Taxes and Exceptional Items	(15,504)	(21,220)	(57,360)	(33,552)	(89,947)

Exceptional Expenses / (Income) (net)	—	—	—	—	(21,828)

Profit / (Loss) before Taxes	(15,504)	(21,220)	(57,360)	(33,552)	(68,119)

Tax Expense	2,080	(26,141)	5,887	(20,102)	(14,239)

Net Profit / (Loss) before Minority Interest and Associate Loss	(17,584)	4,921	(63,247)	(13,450)	(53,880)

Minority Interest	2,873	2,978	8,104	7,224	8,860
Share in Loss of Associates	(5,030)	(4,881)	(14,087)	(11,823)	(14,754)

Net Profit / (Loss) for the period	(19,741)	3,018	(69,230)	(18,049)	(59,774)

Notes to Segments:

Effective April 01, 2010, the Company’s reportable business segments have been re-aligned into Global Voice Solutions, Global Data and Managed Services (GDMS) and Others to reflect change in the Company’s Business and Organization Structure. Accordingly, all network and managed services in the Company and its subsidiaries have been aligned to GDMS and Joint Ventures and Retail Business have been aligned to Others.

Revenues and expenses, which are directly identifiable to the segments, have been attributed to the relevant segments. The allocable enterprise expenses have been allocated on reasonable basis to the relevant segments. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to segments have been classified as “Other Unallocable Expenses (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above results of the Company for the quarter and nine months ended December 31, 2010 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on January 31, 2011.

2.	Other Income includes:

(Rs. in Lakhs)

Net foreign exchange (gain)/loss	For the Quarter ended December 31,		For the Nine months ended December 31,		For the Year ended March 31,
	2010	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
- Standalone	(690)	156	(1,080)	773	1,228
- Consolidated	(813)	1,811	(2,474)	(2,546)	1,653

3.	Other Income for the three months and nine months ended December 31, 2010 includes Rs. 4,402 lakhs (previous period 2,632 Lakhs) towards reversal of liabilities no longer required.

4.	Revenues from Telecommunication and other Services for the nine months ended December 31, 2010 include Rs 2,654 Lakhs (previous period Rs Nil) of previous period based on settlement with a carrier in the current year.

5.	Standalone Revenues from Telecommunication and other Services for the nine months ended December 31, 2010 include Rs. 2,560 Lakhs (previous period Rs. Nil) pertaining to previous periods. This has no impact on consolidated results.

6.	Effective April 01, 2010, the Company has changed its accounting policy for Financial Instruments for limited purpose of Hedge accounting. The effective portion of Mark-to-market profit/ (loss) on interest rate swaps for quarter and nine months ended December 31, 2010 is Rs. Nil for standalone financial statements and Rs. 2,504 Lakhs and Rs (608) Lakhs respectively in consolidated financial statements which is recognized in Hedge Fluctuation Reserve.

7.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

8.	Investor Complaint status:

Outstanding as on October 01, 2010	Total received during the quarter ended December 31, 2010	Total resolved during the quarter ended December 31, 2010	Outstanding as on December 31, 2010
Nil	Nil	Nil	Nil

For TATA COMMUNICATIONS LIMITED

/S/ N. SRINATH
N. SRINATH MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER

Place : Mumbai.

Date  : January 31, 2011